

Mail Stop 7010

October 15, 2008

via U.S. mail and facsimile

Robert K. Moskovitz, Chief Financial Officer
Lease Equity Appreciation Fund I, L.P.
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

      Re: Lease Equity Appreciation Fund I, L.P.
             Form 10-K for the Year Ended December 31, 2007
             Filed March 31, 2008
             Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and
             June 30, 2008
             File No. 333-84730

Dear Mr. Moskovitz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief